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                               September 29, 2000


VIA EDGAR, FACSIMILE AND U.S. MAIL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

     RE:  COMMISSION FILE NO. 333-32066 APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order effective on October 2, 2000 granting the withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-32066 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 9, 2000 and declared effective on March 22, 2000.

     Pursuant to the Registration Statement, the Registrant registered 3,225,261 shares of its Common Stock, $0.001 par value per share (the "Shares") including 2,880,475 of the Shares acquired by certain stockholders in connection with an Agreement and Plan of Merger and Reorganization dated as of September 14, 1999 pursuant to which Marketwave Corporation became a wholly owned subsidiary of the Registrant and 344,786 of the Shares issued upon exercise of outstanding Marketwave Corporation options that were assumed by the Registrant in connection with such acquisition. The Registrant has maintained the effectiveness of the Registration Statement for more than 120 days and now desires to withdraw the Registration Statement effective as of October 2, 2000.

     Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of October 2, 2000.

     If you have any questions regarding the foregoing application for withdrawal, please contact John V. Bautista or Peter Hadrovic at Venture Law Group at (650) 854-4488.

                                   Sincerely,

                                   /s/ Gregory C. Walker

                                   Gregory C. Walker
                                   Chief Financial Officer

cc:  The Nasdaq-Amex Market Group